

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 28, 2006

Mr. Luis Sas
Chief Financial Officer
Petrobras Energía Participaciones S.A.
Maipú 1, 22nd Floor
(C1084ABA) Buenos Aires, Argentina

> **Re:** **Petrobras Energía Participaciones S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 001--15152**

Dear Mr. Sas:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Index to Financial Statements, page F-1

1.   Please confirm to us that you have filed all separate financial statements for unconsolidated subsidiaries and equity investees as required by Rule 3-09 of Regulation S-X.

c) Investments, page F-20

2.   We note that you value available for sale securities at market value less estimated selling expenses. Under U.S. GAAP, available for sale securities are valued at market value and do not reflect reductions for estimated selling expenses. We further note that you reflect in income any gain or loss due to market fluctuations under Argentina GAAP. Under U.S. GAAP, changes in fair value of an available for sale security are reflected in other comprehensive income. Please revise your U.S. GAAP reconciliation in note 21 to reflect these differences between Argentina GAAP and U.S. GAAP, to the extent they are material. Refer to SFAS 115 for additional guidance under U.S. GAAP.

d) Trade receivables and payables, page F-20

3.   We note that services rendered but not yet billed were estimated on the basis of series of actual historical data billings subsequent to each year. Please describe the nature of the unbilled services to us and tell us why you have to estimate the services rendered instead of relying on actual services rendered. Expand your description of how you estimate the services rendered but not yet billed to more fully describe how you record them. Describe for us the differences between your estimate and the actual amounts during 2005, 2004 and 2003.

l) Earnings per share, page F-24

4.   We note that you disclose that basic earnings per share is equal to the diluted earnings per share. Please tell us how you considered the appreciation rights and stock options disclosed on page F-50 in determining your diluted earnings per share under generally accepted accounting principles in Argentina and the United States.

n) Revenue recognition, page F-24

5.   To the extent your gas imbalances are material, please disclose, within your U.S. GAAP disclosures or as appropriate, your method of accounting for gas imbalance as well as the quantity and dollar amount of material gas imbalances in accordance with U.S. GAAP. Refer to EITF 90-22 for additional guidance.

Note 6. Oil and gas areas and participation in joint ventures, page F-27

6.   We note that you are jointly and severally liable with the other joint venturers for meeting the contractual obligations under certain arrangements. Please clarify your disclosure to explain what the contractual obligations are. Tell us whether the other joint venturers have the financial ability to pay its share of the contractual obligations. To the extent the other joint venturers do not have the financial ability to pay its share of the contractual obligations, explain to us how you considered (1) FIN 45 in determining whether to record a liability under U.S. GAAP for the entire amount of the liability and (2) FIN 46(R) in determining whether you are required to consolidate the joint venture.   We note your disclosure regarding guarantees under FIN 45 on page F-62; however, it remains unclear if you have recorded any amounts under U.S. GAAP and if additional disclosures are required. Please revise your disclosures, as applicable.

7.   Please expand your table summarizing the movements in liabilities recorded for the asset retirement obligations by presenting separately the changes attributable to (1) liabilities incurred in the current period, (2) liabilities settled in the current period, and (3) revisions in estimated cash flows or expand your U.S. GAAP disclosures to separately disclose this information. Refer to paragraph 22.c. of SFAS 143 for additional guidance.

Note 10. Financing, page F-39

8.   Please disclose whether you are in compliance with your debt covenants at December 31, 2005.

VI. Loan agreement signed between Petrobras Energia Venezuela S.A. and the IFC, page F-41

9.   We note that the loan in the amount of US$ 105 million with IFC was cancelled in advance during 2005. Please clarify for us what you mean by, "cancelled in advance". If you refer to an extinguishment of debt, then disclose the amount of gain or loss on the extinguishment of the debt to the extent it was material.

Note 17. Other receivables, other liabilities, other operating income…, page F-51

10.   We note that you have recorded a liability of 15 related to preferred stock that was issued by Innova S.A., your wholly-owned subsidiary. Please describe for us in detail the significant terms of the preferred stock. Expand your disclosure to describe the terms of the preferred stock in your financial statements to the extent that the preferred stock could result in cash payments that exceed the amount of the liability you have recorded. Tell us what specific guidance you considered in accounting for the preferred stock under U.S. GAAP and whether you remeasure the liability under U.S. GAAP. Advise us as to the whether a difference exists between U.S. and Argentina GAAP, and if so, quantify any such differences.

Note 21. Summary of significant differences between accounting principles followed by the Company and US GAAP, page F-57

11.   We believe revisions of your disclosures in this footnote are required to further an investor's understanding of the differences between your financial statements prepared under Argentina and U.S. GAAP. We note that you quantify the adjustments between your accounting principles followed by the Company and U.S. GAAP in the reconciliations of net income and shareholders' equity in Note 22; however, we are unable to determine how the adjustments correspond with the descriptions of the variations that you provided on pages F-57 to F-65. You may combine several material variations in your reconciliations, but you must show the individual impacts, which reconcile to the related adjustment presented in the reconciliation, separately in a note. Refer to Item 17(c) of Form 20-F for additional guidance.

v) Troubled debt restructuring of TGS and Transener, page F-63

12.   We note that you recorded gains on restructuring during 2005 and 2004 for Transener and TGS, respectively. Please disclose the amount of gains recorded under Argentina GAAP, and clarify how U.S. GAAP differs from Argentina GAAP.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief